UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of November, 1999
                 --------

                               DESC, S.A. DE C.V.
                 (Translation of registrant's name into English)


PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]      No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.


NY2:\855431\01\$C1Z01!.DOC\41150.0012

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         Desc, S.A. de C.V.
                                         (Registrant)

Date: December 2, 1999                  By /s/ Ernesto Vega Velasco
      ----------------                     ----------------------------------
                                           (Signature)*
                                           Name: Ernesto Vega Velasco
                                           Title: Chief Financial Officer







* Print the name and title under the signature of the signing officer.


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
                                  EXHIBIT INDEX


                                                                     Sequential
                      Item                                           Page Number
                      ----                                           -----------

 1.  English translation of press release announcing Extraordinary
     Meeting of Shareholders of Registrant to be held on
     December 8, 1999.................................................    4

 2.  English translation of notice of Extraordinary Meeting of
     Shareholders of Registrant to be held on December 8, 1999
     (ed. note: C Shares are not entitled to vote at this meeting)....    5

 3.  Press release announcing capacity expansion at Registrant's
     cast aluminum wheel plant........................................    6












                                       3